EXHIBIT 99.1

B Communications' Second Quarter Earnings Release Scheduled For August 7, 2014

Ramat-Gan, Israel July 31, 2014, B Communications Ltd. (NASDAQ/TASE: Bcom), today announced that it will release its Second quarter results for 2014, on Thursday, August 7, 2014.

On the same day, B Communications' management will host an interactive teleconference to discuss its main key parameters and its unconsolidated results at 10.00 a.m. EST.

To participate, please call one of the following access numbers several minutes before the call begins: 1-888-281-1167 from within the U.S. or 0-800-917-9141 from within the U.K, or +972-3-9180650 from other international locations.

In addition, Bezeq - The Israel Telecommunication Corp., B Communications' subsidiary, will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, August 7, 2014, at 4:00 PM Israel Time / 9:00 AM EST. Participants are invited to join the live conference call by dialing:

International	Phone number:	+972-3-918-0609

Israel	Phone number:	03-9180609

A live webcast of Bezeq's conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following web sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000
Investor relations contacts:
Hadas Friedman-Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620